PRIMERO REPORTS FATALITY AT ITS SAN DIMAS MINE

Toronto, Ontario, September 19, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) regrets to report a fatal accident involving an employee of one of its contractors at its San Dimas Mine in Mexico last night.

The accident was an isolated incident that occurred underground. The Company is working with local authorities which have commenced an investigation into the accident, while normal operations at the mine continue. The Company wishes to extend its deepest condolences to the family and colleagues of the deceased.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com